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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of __________________________________________________September 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Press Releases: September 14, 2007, September 18, 2007

2. Material Change Reports: September 19, 2007 (2)

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                         ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                         ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                         Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                         September 14, 2007

New Gold Zones Discovered at the Daniel Project

Vancouver, British Columbia; Pediment Exploration Ltd. (TSX-V:PEZ) is pleased to report further results from ongoing surface sampling and geological mapping at its Daniel gold project in Sonora, Mexico. Newly received trench, rock-chip and soil sample results have extended the previously reported 2.5-kilometre long gold-anomalous zone to a total regional trend of approximately 4 kilometres.

New “Coyote” Zone

The “Coyote” zone is located about 1 km west of the Coronela showings in an area with no evidence of prior prospecting.   It was originally identified by a gold-in-soil anomaly from sample lines with 50-metre sample spacing, and confirmed by continuous chip sampling which found: 5 metres of 5.96 g/t Au, 2 metres of 6.18 g/t Au; 5 metres of 2.24 g/t Au, and 1 metre of 2.25 g/t Au. The rock-chip samples were taken from surface exposures focused on a zone of quartz veining and stockwork that has an approximate thickness of 30 metres.

Structural features observed within the Coyote zone include abundant high- and low-angle structures with common hematitic limonite material derived from oxidized sulfides.  Stockwork fracturing and veining is also present between the structures in gold mineralized areas. The gold-in-soil anomaly continues for 300 metres north within pediment cover from the rock chip-sampled area. Additional sampling is being done to better determine the outlines of this new target.

Click on the links below to see the updated geological map with rock-chip sample results, and the expanded soil-sample map

http://www.pedimentexploration.com/i/misc/Daniel_Soil_Geochem-1.jpg

http://www.pedimentexploration.com/i/misc/Daniel_Geol_&_Geochem.jpg

Trenching results

Results have been received for two new trenches of the La Morita area, which is located 2 Km northwest and on-trend from the Coronela showings.  The first trench contains 18 meters of 1.39 g/t Au, and a second north-south oriented trench located 200 meters to the southeast returned separate sections with 24 m of 0.69 g/t Au and 12 m of 1.66 g/t Au. Trenches at Daniel are usually east-west oriented, and are sampled at 3-metre intervals.

Six other trenches have been excavated and sampled at Daniel; results will be released as they become available. A drill program is being planned to follow up on the trench-sampling program at Daniel and test the targets to depth.

Click on the link below to see the trench map for the Daniel project

http://www.pedimentexploration.com/i/misc/Daniel_Trench_Loc_and_Result.jpg

New concession

Based on encouraging results over a broader area, Pediment has applied for a new 15,000 hectare concession contiguous with the Daniel group to cover possible extensions of the northwest trending mineralization. Mineralization at Daniel is characteristic of Mojave-Sonora Megashear trend deposits that include La Herradura gold mine owned by Industrias Peñoles and Newmont Gold Corp, and the Mesquite Mine in California.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Commenting on the new results, Pediment’s VP Exploration Mel Herdrick stated “Our systematic approach is yielding numerous strong drill targets at Daniel, just as it has at our San Antonio project.  Areas of anomalous gold continue to expand and the new extensions display some of the best grades yet.  Daniel has shown interesting anomalies in soil and rock samples, which are being carefully interpreted to generate drill targets. Geologically, Daniel has all the characteristics of a classic Megashear-type gold deposit and will be ready for drill testing in the near future”

San Antonio Update

The successful RC drill program at the San Antonio project continues, with 35 holes completed to date.   Pediment is expecting results from several drill holes in the next few days and will report on them as soon as they are received.

Pediment's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101 and who reviewed the contents of this release.

Pediment Exploration is a well financed, aggressive exploration company with approximately $10 million of working capital, and a main focus on precious metals exploration in western Mexico.  It currently has 10 fully owned projects.

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

Vancouver, British Columbia

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company' s properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

We seek safe harbour.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

                                                                     September 18, 2007

Los Planes Extended 200 Metres North; More High Grade Intercepts

Introduction

Pediment Exploration (PEZ.V) is pleased to report results from an additional six holes, PLRC9-13 and PLRC-18, part of the continuing 10,000-metre, reverse-circulation drill program at its 100% owned San Antonio project in Baja California Sur, Mexico.  Holes PLRC-09 to 11 extended the Los Planes zone to the north.  Holes PLRC-12, 13 and 18, were drilled on section N39750, which contains previously reported hole PLRC-05.  All holes reported positive gold-grade intervals and three of the holes bottomed in mineralization.

Description of drill results (see the table below for details)

Drill Plan:

http://www.pedimentexploration.com/i/pdf/sep182007_SA_NR_Plan.pdf

1. Northern Los Planes Area

PLRC-09 is located 100 metres north of hole LCDD-20, which is in turn located 50 metres east of previously reported RVC hole PLRC-07 which cut 84.12 metres of 3.79 grams of gold per tonne. Hole PLRC-09 intersected 81.38 metres at 2.02 grams of gold per tonne, including the higher-grade interval of 20.42 metres at 5.43 grams of gold per tonne. This hole bottomed in mineralization.

PLRC-11 was drilled vertically on the same pad as hole LCDD-20, 50 metres east of hole PLRC-07 and intersected three separate mineralized intervals for a cumulative total of 114 metres containing a weighed average grade of 0.80 grams of gold per tonne.  The deepest intersection of 36.58 metres grading 0.98 g/t gold extended to the bottom of the hole.

PLRC-10 is the northernmost hole completed at Los Planes, 100 metres north of hole PLRC-09 or 200 metres north of the line of hole PLRC-07. Hole PLRC-10 intersected 13.72 metres of 1.41 grams of gold per tonne, thus extending mineralization 200 metres north from hole PLRC-07.  See the last section for further detail on this area.

PLRC-08, collared 350 metres north of hole PLRC-07 was attempted before sufficient drill casing was delivered to site, was ended in pediment cover and will be re-drilled later.

Cross section – line 8600 East (looking west)

http://www.pedimentexploration.com/i/pdf/sep182007_SA_NR_Section_E98600.pdf

2. Section N39750 and eastern extension of the Los Planes zone

PLRC-13 is the easternmost hole drilled on section N39750, located 100 metres east of holes PLRC-06 and PLRC-12. Hole PLRC-13 is located on the hanging wall of a postmineral, north-northwest trending fault.  The fault drops the mineralized zone on its eastern side, thus creating a repetition of the west-dipping mineralized body. This hole cut 41.15 metres of 0.91 grams of gold per tonne of mostly oxide material.

PLRC-12 was drilled vertically on the same pad as PLRC-06 which was drilled with a dip of -50 degrees to the east and ended prematurely due to technical problem. PLRC-12 successfully tested the complete mineralized body intersecting 33.53 metres of 2.68 g/t gold including 7.62 metres of 8.77 g/t gold.

Hole PLRC-18 was drilled vertically on the same pad of previously reported hole PLRC-05 which was drilled with a dip of -50 degrees to the east. The latter has produced some of the best results at the Los Planes zone and the objective of hole PLRC-18 was to test the mineralization down-dip from hole PLRC-05. Hole PLRC-18 intersected 89.92 metres of 1.05 g/t gold, including a high-grade interval of 7.62 metres of 5.55 g/t gold. This hole also bottomed in mineralization.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Cross section – line 9750 North (looking north)

http://www.pedimentexploration.com/i/pdf/sep182007_Section_N39750.pdf

Detailed Drill Results

Drill hole	From (m)	To (m)	Length (m)	Au g/t	Comments
PLRC-09	155.75	237.13	81.38	2.023	Sulphide zone, bottomed in mineralization
including	184.71	205.13	20.42	5.428

PLRC-10	241.71	255.42	13.72	1.407	Sulphide zone

PLRC-11	100.89	166.42	65.53	0.719	Sulphide zone
and	172.52	184.71	12.19	0.659	Sulphide zone
and	207.57	244.14	36.58	0.983	Sulphide zone, bottomed in mineralization

PLRC-12	78.33	111.86	33.53	2.679	Mixed and sulphide zone
including	79.8576	87.4776	7.62	8.765

PLRC-13	66.14	107.29	41.15	0.914	Mostly oxide zone
including	73.76	79.86	6.10	1.863

PLRC-18	172.82	262.74	89.92	1.045	Sulphide zone, bottomed in mineralization
including	195.68	203.30	7.62	5.554

Discussion

Holes PLRC 9 to 11 have extended the Los Planes gold zone for a further 200 metres to the north. PLRC-09 was particularly strong with 81.38 metres at 2.02 grams of gold per tonne, while hole PLRC-10 contained a narrower intercept of 13.72 metres at 1.41 grams of gold per tonne.  Based on the narrow interval in hole PLRC-10 and deepening of the zone, Pediment’s geologists have re-interpreted the strike of the Los Planes mineralized zone from north-south to north-northeast, dipping to the northwest. Additionally, hole PLRC-10 is interpreted to be within a small down dropped block between basin faults with northwest trends.  These faults define a small Pliocene basin with sand and gravel fill. Pediment continues to explore the eastern side of this fault in order to test the oxidized gold mineralized zone to the east.  The 37 holes drilled to date have not yet discovered the lateral limits of the Los Planes gold mineralized zone.

Oxide mineralized volume has continued to increase with an irregular oxidation boundary averaging nearly 100 meters depth.  Many prior RC and core drill holes show good intervals of oxidized gold mineralization including PLRC-13 located east of the basin fault. The growing oxide resource will be important in developing a heap leach gold deposit.

Vice President, Exploration Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101, and has approved the information contained in this release.  The project is supervised Pedro Teran, M.Sc. who maintains the QA/QC program, including regular insertion of blank and standard assay verification samples.  Sampling and assaying is conducted by ALS Chemex. Sample prep is done at their facility in Hermosillo and then sent to be Assayed at the Chemex facility in North Vancouver. Analyses are performed for gold by fire assay with AA finish. With over limit (+10g/t gold) samples re-assayed by fire assay with a gravimetric finish.

Pediment Exploration is a well financed, aggressive exploration company with a main focus on precious metals exploration in western Mexico, and is actively exploring a series of projects in Baja California Sur and Sonora.   Pediment controls ten 100% owned projects and has over $10 million in working capital.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418

On Behalf of the board

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

We Seek Safe Harbour.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company' s properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(“Pediment” or the “Company”)

Item 2

Date of Material Change

September 14, 2007.

Item 3

News Release

The news release was disseminated on September 14, 2007 by way of Stockwatch.

Item 4

Summary of Material Change

The Company reports new gold zones discovered at the Daniel Project.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company is pleased to report further results from ongoing surface sampling and geological mapping at its Daniel gold project in Sonora, Mexico. Newly received trench, rock-chip and soil sample results have extended the previously reported 2.5-kilometre long gold-anomalous zone to a total regional trend of approximately 4 kilometres.

New “Coyote” Zone

The “Coyote” zone is located about 1 km west of the Coronela showings in an area with no evidence of prior prospecting.   It was originally identified by a gold-in-soil anomaly from sample lines with 50-metre sample spacing, and confirmed by continuous chip sampling which found: 5 metres of 5.96 g/t Au, 2 metres of 6.18 g/t Au; 5 metres of 2.24 g/t Au, and 1 metre of 2.25 g/t Au. The rock-chip samples were taken from surface exposures focused on a zone of quartz veining and stockwork that has an approximate thickness of 30 metres.

Structural features observed within the Coyote zone include abundant high- and low-angle structures with common hematitic limonite material derived from oxidized sulfides.  Stockwork fracturing and veining is also present between the structures in gold mineralized areas. The gold-in-soil anomaly continues for 300 metres north within pediment cover from the rock chip-sampled area. Additional sampling is being done to better determine the outlines of this new target.

Click on the links below to see the updated geological map with rock-chip sample results, and the expanded soil-sample map.

http://www.pedimentexploration.com/i/misc/Daniel_Soil_Geochem-1.jpg

http://www.pedimentexploration.com/i/misc/Daniel_Geol_&_Geochem.jpg

Trenching results

Results have been received for two new trenches of the La Morita area, which is located 2 Km northwest and on-trend from the Coronela showings.  The first trench contains 18 meters of 1.39 g/t Au, and a second north-south oriented trench located 200 meters to the southeast returned separate sections with 24 m of 0.69 g/t Au and 12 m of 1.66 g/t Au. Trenches at Daniel are usually east-west oriented, and are sampled at 3-metre intervals.

Six other trenches have been excavated and sampled at Daniel; results will be released as they become available. A drill program is being planned to follow up on the trench-sampling program at Daniel and test the targets to depth.

Click on the link below to see the trench map for the Daniel project.

http://www.pedimentexploration.com/i/misc/Daniel_Trench_Loc_and_Result.jpg

New concession

Based on encouraging results over a broader area, Pediment has applied for a new 15,000 hectare concession contiguous with the Daniel group to cover possible extensions of the northwest trending mineralization. Mineralization at Daniel is characteristic of Mojave-Sonora Megashear trend deposits that include La Herradura gold mine owned by Industrias Peñoles and Newmont Gold Corp, and the Mesquite Mine in California.

Commenting on the new results, Pediment’s VP Exploration Mel Herdrick stated “Our systematic approach is yielding numerous strong drill targets at Daniel, just as it has at our San Antonio project.  Areas of anomalous gold continue to expand and the new extensions display some of the best grades yet.  Daniel has shown interesting anomalies in soil and rock samples, which are being carefully interpreted to generate drill targets. Geologically, Daniel has all the characteristics of a classic Megashear-type gold deposit and will be ready for drill testing in the near future”

San Antonio Update

The successful RC drill program at the San Antonio project continues, with 35 holes completed to date.   Pediment is expecting results from several drill holes in the next few days and will report on them as soon as they are received.

Pediment's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101 and who reviewed the contents of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company' s properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

September 19, 2007.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(“Pediment” or the “Company”)

Item 2

Date of Material Change

September 18, 2007.

Item 3

News Release

The news release was disseminated on September 18, 2007 by way of Stockwatch.

Item 4

Summary of Material Change

The Company reports Los Planes extended 200 metres north; more high grade intercepts.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Pediment is pleased to report results from an additional six holes, PLRC9-13 and PLRC-18, part of the continuing 10,000-metre, reverse-circulation drill program at its 100% owned San Antonio project in Baja California Sur, Mexico.  Holes PLRC-09 to 11 extended the Los Planes zone to the north.  Holes PLRC-12, 13 and 18, were drilled on section N39750, which contains previously reported hole PLRC-05.  All holes reported positive gold-grade intervals and three of the holes bottomed in mineralization.

Description of drill results (see the table below for details)

Drill Plan:

http://www.pedimentexploration.com/i/pdf/sep182007_SA_NR_Plan.pdf

1. Northern Los Planes Area

PLRC-09 is located 100 metres north of hole LCDD-20, which is in turn located 50 metres east of previously reported RVC hole PLRC-07 which cut 84.12 metres of 3.79 grams of gold per tonne. Hole PLRC-09 intersected 81.38 metres at 2.02 grams of gold per tonne, including the higher-grade interval of 20.42 metres at 5.43 grams of gold per tonne. This hole bottomed in mineralization.

PLRC-11 was drilled vertically on the same pad as hole LCDD-20, 50 metres east of hole PLRC-07 and intersected three separate mineralized intervals for a cumulative total of 114 metres containing a weighed average grade of 0.80 grams of gold per tonne.  The deepest intersection of 36.58 metres grading 0.98 g/t gold extended to the bottom of the hole.

PLRC-10 is the northernmost hole completed at Los Planes, 100 metres north of hole PLRC-09 or 200 metres north of the line of hole PLRC-07. Hole PLRC-10 intersected 13.72 metres of 1.41 grams of gold per tonne, thus extending mineralization 200 metres north from hole PLRC-07.  See the last section for further detail on this area.

PLRC-08, collared 350 metres north of hole PLRC-07 was attempted before sufficient drill casing was delivered to site, was ended in pediment cover and will be re-drilled later.

Cross section – line 8600 East (looking west)

http://www.pedimentexploration.com/i/pdf/sep182007_SA_NR_Section_E98600.pdf

2. Section N39750 and eastern extension of the Los Planes zone

PLRC-13 is the easternmost hole drilled on section N39750, located 100 metres east of holes PLRC-06 and PLRC-12. Hole PLRC-13 is located on the hanging wall of a postmineral, north-northwest trending fault.  The fault drops the mineralized zone on its eastern side, thus creating a repetition of the west-dipping mineralized body. This hole cut 41.15 metres of 0.91 grams of gold per tonne of mostly oxide material.

PLRC-12 was drilled vertically on the same pad as PLRC-06 which was drilled with a dip of -50 degrees to the east and ended prematurely due to technical problem. PLRC-12 successfully tested the complete mineralized body intersecting 33.53 metres of 2.68 g/t gold including 7.62 metres of 8.77 g/t gold.

Hole PLRC-18 was drilled vertically on the same pad of previously reported hole PLRC-05 which was drilled with a dip of -50 degrees to the east. The latter has produced some of the best results at the Los Planes zone and the objective of hole PLRC-18 was to test the mineralization down-dip from hole PLRC-05. Hole PLRC-18 intersected 89.92 metres of 1.05 g/t gold, including a high-grade interval of 7.62 metres of 5.55 g/t gold. This hole also bottomed in mineralization.

Cross section – line 9750 North (looking north)

http://www.pedimentexploration.com/i/pdf/sep182007_Section_N39750.pdf

Detailed Drill Results

Drill hole	From (m)	To (m)	Length (m)	Au g/t	Comments
PLRC-09	155.75	237.13	81.38	2.023	Sulphide zone, bottomed in mineralization
including	184.71	205.13	20.42	5.428

PLRC-10	241.71	255.42	13.72	1.407	Sulphide zone

PLRC-11	100.89	166.42	65.53	0.719	Sulphide zone
and	172.52	184.71	12.19	0.659	Sulphide zone
and	207.57	244.14	36.58	0.983	Sulphide zone, bottomed in mineralization

PLRC-12	78.33	111.86	33.53	2.679	Mixed and sulphide zone
including	79.8576	87.4776	7.62	8.765

PLRC-13	66.14	107.29	41.15	0.914	Mostly oxide zone
including	73.76	79.86	6.10	1.863

PLRC-18	172.82	262.74	89.92	1.045	Sulphide zone, bottomed in mineralization
including	195.68	203.30	7.62	5.554

Discussion

Holes PLRC 9 to 11 have extended the Los Planes gold zone for a further 200 metres to the north. PLRC-09 was particularly strong with 81.38 metres at 2.02 grams of gold per tonne, while hole PLRC-10 contained a narrower intercept of 13.72 metres at 1.41 grams of gold per tonne.  Based on the narrow interval in hole PLRC-10 and deepening of the zone, Pediment’s geologists have re-interpreted the strike of the Los Planes mineralized zone from north-south to north-northeast, dipping to the northwest. Additionally, hole PLRC-10 is interpreted to be within a small down dropped block between basin faults with northwest trends.  These faults define a small Pliocene basin with sand and gravel fill. Pediment continues to explore the eastern side of this fault in order to test the oxidized gold mineralized zone to the east.  The 37 holes drilled to date have not yet discovered the lateral limits of the Los Planes gold mineralized zone.

Oxide mineralized volume has continued to increase with an irregular oxidation boundary averaging nearly 100 meters depth.  Many prior RC and core drill holes show good intervals of oxidized gold mineralization including PLRC-13 located east of the basin fault. The growing oxide resource will be important in developing a heap leach gold deposit.

Vice President, Exploration Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101, and has approved the information contained in this release.  The project is supervised Pedro Teran, M.Sc. who maintains the QA/QC program, including regular insertion of blank and standard assay verification samples.  Sampling and assaying is conducted by ALS Chemex. Sample prep is done at their facility in Hermosillo and then sent to be Assayed at the Chemex facility in North Vancouver. Analyses are performed for gold by fire assay with AA finish. With over limit (+10g/t gold) samples re-assayed by fire assay with a gravimetric finish.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company' s properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

September 19, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: October 4, 2007       By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director